U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

       Section 17(a) of the Public Utility Holding Company Act of 1935 or

               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Deutsche Telekom AG
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   (Last)               (First)                 (Middle)

   Friedrich - Ebert - Allee 140
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                                   (Street)

    Bonn                Germany                 53113
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   (City)               (State)                 (Zip)



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2. Issuer Name and Ticker or Trading Symbol

   Sprint Corporation (FON)
   Sprint Corporation (PCS)
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3. IRS or Social Security Number of Reporting Person, if an Entity (Voluntary)

   N/A
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4. Statement for Month/Year

   6/99
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5. If Amendment, Date of Original (Month/Year)



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


6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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7. Individual or Joint/Group Filing
   (Check applicable line)

   [ x ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person
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


          Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
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

                                                                                                         6.
                                                          4.                              5.             Owner-
                                                          Securities Acquired (A) or      Amount of      ship
                                             3.           Disposed of (D)                 Securities     Form:     7.
                                             Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                               2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                             Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security              Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                     (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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

* If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

         (e.g., puts, calls, warrants, options, convertible securities)
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

                                                                                                            9.      10.
                                                                                                            Num-    Owner-
                                                                                                            ber     ship
                                                                                                            of      Form
            2.                                                                                              Deri-   of
            Conv-                                               6.                                          vative  Deri-  11.
            ersion                                              Date Exer-                                  Secur-  vative Nature
            or                                                  cisable and     7.                  8.      ities   Secu-  of
            Exer-           4.                                  Expiration      Title and           Price   Benefi- rity:  In-
1.          cise    3.      Trans-     5.                       Date (Month/    Amount of Under-    of      cially  Direct direct
Title of    Price   Trans-  action     Number of Derivative     Day/Year)       lying Securities    Deri-   Owned   (D) or Bene-
Deriv-      of      action  Code       Securities Acquired (A)  -------------   (Instr. 3 and 4)    vative  at      In-    ficial
ative       Deriv-  Date    (Instr.    or Disposed of (D)       Expir-        --------------------- Secur-  End of  direct Owner-
Security    ative   (Month/  8)        (Instr. 3, 4 and 5)      Date   Expir-            Amount     ity     Month   (I)    ship
(Instr.     Secur-  Day/    --------  ------------------------- Exerc- ation             or number  (Instr. (Instr. (Instr.(Instr
 3)         ity     Year)   Code  V    (A)          (D)         isable Date    Title     of Shares   5)      4)      4)     4)
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
PCS Common                                                                    PCS Common
Stock-      1 for 1  6/22/99  P           77,700   (A)            N/A    N/A  Stock-       77,700  $57.4250                D  N/A
Series 3*                                                                     Series 1
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PCS Common                                                                    PCS Common
Stock-      1 for 1  6/23/99  P          157,200   (A)            N/A    N/A  Stock-      157,200  $58.3867                D  N/A
Series 3*                                                                     Series 1
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PCS Common                                                                    PCS Common
Stock-      1 for 1  6/24/99  P          165,000   (A)            N/A    N/A  Stock-      165,000  $57.9473                D  N/A
Series 3*                                                                     Series 1
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PCS Common                                                                    PCS Common
Stock-      1 for 1  6/25/99  P          129,200   (A)            N/A    N/A  Stock-      129,200  $59.0880                D  N/A
Series 3*                                                                     Series 1
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PCS Common                                                                    PCS Common
Stock-      1 for 1  6/28/99  P           48,300   (A)            N/A    N/A  Stock-       48,300  $58.3879                D  N/A
Series 3*                                                                     Series 1
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PCS Common                                                                    PCS Common
Stock-      1 for 1  6/29/99  P           22,600   (A)            N/A    N/A  Stock-       22,600  $58.2425  28,258,718**  D  N/A
Series 3*                                                                     Series 1
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FON Common                                                                    FON Common
Stock-      1 for 1  6/4/99   J***    43,318,018   (A)            N/A    N/A  Stock-     43,318,018   N/A                  D  N/A
Series 3                                                                      Series 1
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FON Common                                                                    FON Common
Stock-      1 for 1  6/22/99  P           80,000   (A)            N/A    N/A  Stock-       80,000  $53.5070                D  N/A
Series 3*                                                                     Series 1
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FON Common                                                                    FON Common
Stock-      1 for 1  6/23/99  P           70,000   (A)            N/A    N/A  Stock-       70,000  $53.2021                D  N/A
Series 3*                                                                     Series 1
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FON Common                                                                    FON Common
Stock-      1 for 1  6/24/99  P           88,000   (A)            N/A    N/A  Stock-       88,000  $53.3146                D  N/A
Series 3*                                                                     Series 1
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FON Common                                                                    FON Common
Stock-      1 for 1  6/25/99  P           87,000   (A)            N/A    N/A  Stock-       87,000  $54.2114  86,961,036**  D  N/A
Series 3*                                                                     Series 1
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
Explanation of Responses:

* These transactions represent open market purchases by Deutsche Telekom AG ("DT") of shares of PCS Common Stock-Series 1 and shares of FON Common Stock-Series 1 of Sprint Corporation ("Sprint"). According to the charter of Sprint, upon the acquisition of shares of PCS Common Stock-Series 1 and FON Common Stock-Series 1 of Sprint by DT, such shares are deemed to convert into shares of PCS Common Stock-Series 3 and FON Common Stock-Series 3, respectively, of Sprint.

** DT and France Telecom S.A. ("FT") may be deemed members of a group. DT holds 43,118,018 shares of Class A Common Stock, 6,699,709 shares of PCS Common Stock-Series 3 and 43,843,018 shares of FON Common Stock-Series 3 of Sprint, and FT holds 43,118,018 shares of Class A Common Stock, 6,099,709 shares of PCS Common Stock-Series 3 and 43,518,018 shares of FON Common Stock-Series 3 of Sprint. DT disclaims beneficial ownership of shares held by FT for reporting purposes on this Form 4. Each share of Class A Common Stock of Sprint can be converted into one share of FON Common Stock-Series 3 (or, in certain circumstances, FON Common Stock-Series 1) and one-half share of PCS Common Stock-Series 3 (or, in certain circumstances, PCS Common Stock-Series 1) of Sprint. Each share of PCS Common Stock-Series 3 and FON Common Stock-Series 3 of Sprint can be converted in certain circumstances into one share of PCS Common Stock-Series 1 and FON Common Stock-Series 1, respectively, of Sprint.

*** On April 20, 1999, Sprint announced a two-for-one stock split of its FON Common Stock in the form of a dividend payable in shares of FON Common Stock of Sprint. A comparable dividend was announced on the Class A Common Stock of Sprint. New shares were issued on June 4, 1999 to holders of record on May 13, 1999. Accordingly, DT received (i) 200,000 shares of FON Common Stock-Series 3 in respect of the 200,000 shares of FON Common Stock-Series 3 owned by DT and
(ii) 43,118,018 shares of FON Common Stock-Series 3 in respect of the 43,118,018 shares of Class A Common Stock owned by DT.

                                              DEUTSCHE TELEKOM AG



                               BY: /s/ Helmut Reuschenbach              7/6/99
                                   -------------------------------    ----------
                                   Name:   Helmut Reuschenbach            Date

                                   Title:  Senior Executive Director

                                   **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).